As filed with the Securities and Exchange Commission on July 3, 2012

Registration No. 333-170899

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Duke Energy Corporation

(Exact name of registrant as specified in its charter)

Delaware	20-2777218
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

550 South Tryon Street

Charlotte, North Carolina 28202

(704) 382-3853

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Marc E. Manly, Esq.

Executive Vice President, Chief Legal Officer and Corporate Secretary

Duke Energy Corporation

550 South Tryon Street

Charlotte, North Carolina 28202

(704) 382-3853

(Name, address, including zip code, and telephone numbers, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions and other factors.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-3, File No. 333-170899 (the “Registration Statement”), is filed to include an updated prospectus for the registrant’s InvestorDirect Choice Plan, along with certain exhibits to the Registration Statement. In accordance with Section 462(e) of the Securities Act of 1933, as amended, this Post-Effective Amendment shall become effective immediately upon filing with the Securities and Exchange Commission.

PROSPECTUS

DUKE ENERGY CORPORATION

InvestorDirect Choice Plan

The Plan provides a convenient way for you to purchase shares of our common stock without paying any brokerage commissions or service charges. The Plan promotes long-term ownership in our common stock by offering:

—	A simple way to increase your holdings in our common stock by automatically reinvesting your cash dividends;

—	The opportunity to purchase additional shares by making optional investments of at least $50 for any single investment, up to a maximum of $100,000 per month; and

—	A feature which allows you to deposit certificates representing our common stock into the Plan for safekeeping.

The Plan also provides us with a means of raising additional capital through the direct sale of our common stock.

You do not have to be a current shareholder to participate in the Plan. You can purchase your first shares of our common stock by making an initial investment of not less than $250 and not more than $100,000. In certain circumstances, we may permit greater initial investments. To the extent required by state securities laws in certain jurisdictions, shares of our common stock that are offered under the Plan to persons who are not presently record holders of our common stock may be offered only through a registered broker-dealer.

This prospectus relates to 3,630,350 shares of our common stock, par value $0.001 per share, offered for purchase under the Plan.

Our common stock is listed on the New York Stock Exchange, or NYSE, under the trading symbol “DUK.”

You should read this prospectus carefully and retain it for future reference.

You should carefully read and evaluate the risk factors included in our periodic reports and other information that we file with the SEC. See “Risk Factors” on page 3.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 3, 2012.

REFERENCES TO ADDITIONAL INFORMATION

This prospectus incorporates important business and financial information about us from other documents that are not included in or delivered with this prospectus. This information is available for you to review at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC’s website, www.sec.gov. You can also obtain the documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address and telephone number:

Duke Energy

550 South Tryon Street

Charlotte, North Carolina 28202

(800) 488-3853

Attention: Investor Relations

www.duke-energy.com/investors

See “Where You Can Find More Information” in this prospectus.

Unless otherwise stated or the context otherwise requires, references in this prospectus to “Duke Energy” “we,” “our,” or “us” refer to Duke Energy Corporation, and its direct and indirect subsidiaries.

DUKE ENERGY CORPORATION

Duke Energy, together with its subsidiaries, is a diversified energy company with both regulated and unregulated utility operations. We supply, deliver and process energy for customers in the United States and selected international markets. On July 2, 2012, we completed our stock-for-stock merger with Progress Energy, Inc. (“Progress Energy”), pursuant to which Progress Energy became a subsidiary of Duke Energy Corporation.

Duke Energy’s regulated utility operations consist of its U.S. franchised electric and gas segment, which serves approximately 7.1 million customers located in six states in the southeast and midwest regions of the United States. The U.S. franchised electric and gas segment consists of regulated generation and electric and gas transmission and distribution systems. The segment’s generation portfolio includes a mix of energy resources with different operating characteristics and fuel sources. In our regulated electric operations, we own approximately 49,600 megawatts of generating capacity for a service area of approximately 104,000 square miles. Our gas operations include regulated natural gas transmission and distribution with approximately 500,000 customers located in southwestern Ohio and northern Kentucky.

Duke Energy’s commercial power segment owns, operates and manages power plants, primarily located in the midwest region of the United States. Duke Energy Retail Sales, a subsidiary of Duke Energy and part of the commercial power segment, serves retail electric customers in Ohio with generation and other energy services. The commercial power segment also includes Duke Energy Generation Services, an on-site energy solutions and utility services provider. The commercial power segment owns and operates a generation portfolio of approximately 7,550 net megawatts of power generation, excluding renewable generation assets. Duke Energy Generation Services also had approximately 1,100 megawatts of renewable energy assets in operation and a significant pipeline of renewable energy projects under development as of December 31, 2011.

Duke Energy’s international business segment operates and manages power generation facilities and engages in sales and marketing of electric power, natural gas and natural gas liquids primarily in Latin America. It maintains almost 4,300 megawatts of owned capacity. Our international segment also has an equity investment in National Methanol Company in Saudi Arabia, a regional producer of methanol and MTBE, a gasoline additive. Our international segment’s customers include retail distributors, electric utilities, independent power producers, marketers and industrial/commercial companies.

We are a Delaware corporation. The address of our principal executive offices is 550 South Tryon Street, Charlotte, North Carolina 28202-1803 and our telephone number is (704) 382-3853. Our common stock is listed and trades on the New York Stock Exchange under the symbol “DUK.”

The foregoing information about Duke Energy is only a general summary and is not intended to be comprehensive. For additional information about Duke Energy, you should refer to the information described under the caption “Where You Can Find More Information” in this prospectus.

SUMMARY OF THE PLAN

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Enrollment: An interested investor who does not already own shares of our common stock may enroll in the Plan by making an initial investment of at least $250, and submitting a completed Enrollment Form or creating an account through DUK-Online, our online account management system. Current shareholders may participate by submitting a completed Enrollment Form. If your shares of our common stock are held in a brokerage account, you may participate directly by registering some or all of those shares in your name or by making arrangements with the broker, bank or other intermediary account to participate on your behalf.

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Reinvestment of Dividends: You may elect to have between ten percent and one hundred percent of your cash dividends on our common stock automatically reinvested toward the purchase of additional shares of our common stock without paying any fees. If you elect to have only a portion of your dividends reinvested, you will receive a cash payment on the remaining portion.

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Optional Investments: You may invest additional funds in our common stock through optional investments of at least $50 for any single investment up to $100,000 per month. You may make such optional investments occasionally or at regular intervals, as you desire. Optional investments in excess of $100,000 per month may only be made in accordance with the procedures described in “Optional Investments Over Maximum Monthly Amount” under “Optional Investments” below. Optional investments will be fully invested in our common stock through the purchase of whole shares and fractional shares. We will pay or reinvest proportionate cash dividends on fractional shares of our common stock depending upon your reinvestment election.

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Safekeeping of Certificates: The Plan offers a safekeeping service whereby you may deposit certificates representing our common stock held in certificate form into the Plan. The safekeeping service is free of any service charges.

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Gifts or Transfer of Shares: You may direct us to transfer all or a portion of the shares of our common stock credited to your Account to another person, whether or not the transferee is a participant in the Plan. There is no cost for this service, and it is available for all shares held in the Plan, including shares deposited into the Plan for safekeeping.

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Sale of Shares: You may sell shares of our common stock credited to your Account (including those shares deposited into the Plan for safekeeping) through the Plan. A nominal brokerage commission and any required tax withholdings or transfer taxes will be deducted from the proceeds that you receive from the sale.

—	Statement of Account: As a participant in the Plan, you will receive an annual statement of account and a supplemental statement following any account activity.

—

Fees: You will not be charged any fees for the purchase of shares through your Account. A nominal brokerage commission (currently $0.05 per share) will be deducted from the proceeds of any sale of shares credited to your Account.

RISK FACTORS

Investing in our common stock involves risks. Before purchasing any securities we offer, you should carefully consider the risk factors that are incorporated by reference herein from the section captioned “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011, and the section captioned “Risk Factors” in the Annual Report on Form 10-K of Progress Energy, Inc. for the year ended December 31, 2011, together with all of the other information included in this prospectus and any other information that we have incorporated by reference, including filings made with the SEC subsequent to the date of this prospectus. Any of these risks, as well as other risks and uncertainties, could harm our financial condition, results of operations or cash flows.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the information incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to us. These forward-looking statements are identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “potential,” “forecast,” “target,” “guidance,” “outlook” and similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to:

—

State, federal and foreign legislative and regulatory initiatives, including costs of compliance with existing and future environmental requirements, as well as rulings that affect cost and investment recovery or have an impact on rate structures;

—	Costs and effects of legal and administrative proceedings, settlements, investigations and claims;

—	Industrial, commercial and residential growth or decline in Duke Energy’s service territories, customer base or customer usage patterns;

—	Additional competition in electric markets and continued industry consolidation;

—	Political and regulatory uncertainty in other countries in which Duke Energy conducts business;

—	The influence of weather and other natural phenomena on Duke Energy’s operations, including the economic, operational and other effects of storms, hurricanes, droughts and tornados;

—	The impact on Duke Energy’s facilities and business from a terrorist attack;

—	The inherent risks associated with the operation and potential construction of nuclear facilities, including environmental, health, safety, regulatory and financial risks;

—

Uncertainties regarding necessary repairs of the delamination at the Crystal River Unit No.3 Nuclear Plant owned by our subsidiary, Florida Power Corporation (d/b/a Progress Energy Florida, Inc.), including the costs, timing and feasibility of such repairs, the costs of replacement power and the degree of recoverability of all such costs under our subsidiary’s insurance coverage or through the regulatory process;

—	The timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates;

—	Unscheduled generation outages, unusual maintenance or repairs and electric transmission system constraints;

—	The performance of electric generation facilities and of projects undertaken by Duke Energy’s non-regulated businesses;

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The results of financing efforts, including Duke Energy’s ability to obtain financing on favorable terms, which can be affected by various factors, including Duke Energy’s credit ratings and general economic conditions;

—	Declines in the market prices of equity securities and resultant cash funding requirements for Duke Energy’s defined benefit pension plans;

—	The level of creditworthiness of counterparties to Duke Energy’s transactions;

—	Employee workforce factors, including the potential inability to attract and retain key personnel;

—	Growth in opportunities for Duke Energy’s business units, including the timing and success of efforts to develop domestic and international power and other projects;

—

Construction and development risks associated with the completion of Duke Energy’s capital investment projects in existing and new generation facilities, including risks related to financing, obtaining and complying with terms of permits, meeting construction budgets and schedules, and satisfying operating and environmental performance standards, as well as the ability to recover costs from ratepayers in a timely manner or at all;

—	The effect of accounting pronouncements issued periodically by accounting standard-setting bodies;

—

The ability to successfully integrate the businesses of Duke Energy and Progress Energy, and realize cost savings and any other synergies and the risk that the credit ratings of the combined company or its subsidiaries may be different from what we expect; and

—	The ability to successfully complete merger, acquisition or divestiture plans.

In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements included or incorporated by reference in this prospectus might not occur or might occur to a different extent or at a different time than we have described. You should not put undue reliance on any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We will receive proceeds from the sale of our common stock pursuant to the Plan only to the extent that those sales are of newly issued shares of our common stock made directly from us, and not from open market purchases. Any proceeds that we receive from sales of newly issued shares will be used for general corporate purposes. We cannot estimate the amount of any such proceeds at this time.

ADMINISTRATION OF THE PLAN

Our Investor Relations Department serves as Administrator of the Plan. Its responsibilities include:

—	receiving optional investments;

—	maintaining records;

—	issuing statements of account; and

—	performing other duties required by the Plan.

Our Investor Relations Department also serves as Custodian of the Plan. The Custodian holds shares registered in the Plan’s nominee name representing the aggregate number of whole shares of our common stock purchased under, or deposited for safekeeping into, the Plan and credited to participants’ Accounts. The Administrator will forward funds to be used to purchase shares of our common stock in the open market to an Independent Agent that we have selected. The Independent Agent is responsible for purchasing and selling shares of our common stock in the open market for participants’ Accounts in accordance with the Plan.

You may contact the Administrator as detailed below.

TELEPHONE NUMBERS AND MAILING ADDRESS

For information about the Plan:

Toll-free telephone: (800) 488-3853

Charlotte telephone: (704) 382-3853

FAX: (704) 382-3814

Internet: www.duke-energy.com/investors

Contact us online: www.duke-energy.com/contactIR

You should mail written requests and optional investments to:

Duke Energy Investor Relations Department P.O. Box 1005 Charlotte, NC 28201-1005	For Overnight Delivery: 526 South Church Street Charlotte, NC 28202-1904

ENROLLMENT

You are eligible to participate in the Plan if you meet the requirements outlined below. If you are a citizen or resident of a country other than the United States, its territories and possessions, you must first determine that participating in the Plan will not violate local laws applicable to us, the Plan and you as a participant.

If you do not currently own any shares of our common stock, you may participate in the Plan after receiving a copy of this prospectus and returning a completed Enrollment Form along with your initial investment of at least $250 and not more than $100,000. Alternatively, you may enroll through our online service, DUK-Online, by authorizing a one-time bank draft from your bank account. Please refer to the section below entitled, Online Enrollment and Account Maintenance, for additional information regarding online account services. Some state securities laws require that a registered broker-dealer send information to their residents. A registered broker-dealer will forward this prospectus and the Enrollment Form to residents of those states rather than our providing that information directly to those residents.

If you already own shares of our common stock and those shares are registered in your name, you may join the Plan after receiving a copy of this prospectus and returning a completed Enrollment Form. Registered shareholders should be sure to sign their names on the Enrollment Form exactly as they appear on their stock certificates. Or, you may contact the Plan Administrator for instructions on establishing an account online, through DUK-Online. If you are currently participating in the Plan, you do not need to take any action to continue to participate. However, if you wish to change your participation in any way, please contact the Administrator for instructions.

If you hold your shares of our common stock in a brokerage, bank or other intermediary account—that is, in “street name,” you may participate in the Plan by instructing your broker, bank or other intermediary account to register the shares in your name or by making arrangements with the broker, bank or other intermediary account to participate on your behalf. As another option, you may request a copy of this prospectus from the Administrator and return a completed Enrollment Form along with an initial investment of at least $250 to Duke Energy Investor Relations.

ONLINE ENROLLMENT AND ACCOUNT MAINTENANCE

You may enroll in the Plan via DUK-Online, the Administrator’s online account management system. Many of the shareholder service options described in this prospectus are also available via this online tool. For additional information and to enroll entirely online, visit our website at www.duke-energy.com/investors.

INVESTMENT OPTIONS

The options regarding the reinvestment of your dividends are listed below. You may change a reinvestment decision at any time by notifying Duke Energy Investor Relations in writing. Your notification must be received prior to the record date for a dividend for it to be reinvested. The dividend record date for our common stock is normally the Friday closest to the 15th of February, May, August and November.

FULL DIVIDEND REINVESTMENT—Your cash dividends on all shares of our common stock are automatically reinvested. This includes reinvestment on Plan shares and direct registration shares.

PARTIAL DIVIDEND REINVESTMENT—You must specify the percentage of your Plan dividends you wish to have reinvested in our common stock (minimum of 10%). Dividends on the remaining shares are paid in cash. No minimum reinvestment is required on direct registration shares.

Direct Deposit of Cash Dividends: If you choose the partial dividend reinvestment option, you may elect to have your cash dividends deposited directly into your U.S. bank account on the dividend payment date instead of receiving a check by mail. To make this election, you must complete a direct deposit authorization form and return it to the Administrator, along with a voided check for the designated bank account. The direct deposit authorization form is available from the Administrator. Alternatively, you may make this election through your DUK-Online account. In order to initiate, change or stop the direct deposit of dividends, Duke Energy Investor Relations must receive your written request at least 30 days before the dividend payment date.

OPTIONAL INVESTMENTS

You can purchase shares of our common stock by using the Plan’s optional investment feature. To purchase shares by making optional investments, you must invest at least $50 at any one time (at least $250 for an initial investment if you are not already a shareholder) but cannot invest more than $100,000 per month, except as described below under “Optional Investments Over Maximum Monthly Amount.” Any optional investment of less than $50 ($250 for an initial investment by an investor who is not a shareholder) and the portion of any optional investment or investments totaling more than $100,000 per month will be returned without interest. You have no obligation to make any optional investments under the Plan.

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Timing of Investments: An “Investment Date” for optional investments will occur each Thursday, or, if that day is not a business day, the business day immediately following that Thursday. The Administrator must receive optional investments no later than two business days before an Investment Date for those investments to be invested in our common stock beginning on that Investment Date. Otherwise, the Administrator may hold those funds and invest them beginning on the next Investment Date. No interest will be paid on funds held by the Administrator pending investment. Accordingly, you may wish to transmit any such investments so as to reach the Administrator shortly—but not less than two business days—before an Investment Date in order to minimize any time period during which your funds are not invested. Dividend payments that you have designated for reinvestment will be invested on the Investment Date immediately following the applicable dividend payment date.

—	Method of Payment:

Check or Money Order—You may make optional investments during any month by delivering to the Administrator a completed optional investment stub (the tear-off portion located at the top of your statement) or an Enrollment Form and a personal check or money order made payable to Duke Energy Corporation. Cash payments will not be accepted.

Automatic Bank Draft—You may pre-authorize the Administrator to deduct a set amount ($25 minimum) from a U.S. checking, savings or credit union account. To initiate the bank draft, you may complete and sign a Bank Draft Authorization Form and return it to the Administrator with a voided check for the bank account from which funds are to be drafted. The Bank Draft Authorization Form is available on the Enrollment Form or through the Plan Administrator. You may also make this election online through your DUK-Online account. Automatic bank drafts will be initiated as promptly as practicable. After the automatic bank draft is established, funds will be drawn on the 16th of each month or, if that date falls on a non-business day, the next business day. If the draft occurs on any day other than a Friday, funds drafted will be invested in our common stock during the same week. Bank drafts occurring on a Friday will be invested on the Investment Date occurring in the following week. You should allow up to 4 weeks for the first automatic bank draft to be initiated. In order to terminate an automatic bank draft, you must notify the Administrator in writing at least 10 business days before the next automatic bank draft date in order for the termination to be effective by that date.

One-Time Online Draft—You may pre-authorize the Administrator to deduct at least $50 for a single investment, or up to a maximum of $100,000 per month, through the Automatic Investment feature available through DUK-Online. Your bank account will be debited within one to five business days once the Automatic Investment form is submitted online. Shares will be purchased on the next Investment Date.

Other forms of payment, such as wire transfers, may be made, but only if the Administrator provides advance approval. You should direct any inquiries regarding other forms of payment to the Administrator as indicated above under the caption “Telephone Numbers and Mailing Address.” The Administrator may impose fees for checks or drafts returned for insufficient funds, in amounts determined from time to time.

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Dividends on Shares Purchased: If shares that you have purchased by optional investment are added to your Account on or before a dividend record date, you will receive the upcoming dividend on those newly added shares as well as any other shares already credited to your Account. We generally pay dividends on our common stock on the 16th of March, June, September and December to shareholders of record on the Friday closest to the 15th of February, May, August and November. Thus, shares purchased by optional investment by the first Investment Date occurring in February, May, August and November will be credited to your Account in time to receive dividends payable with respect to the dividend record date in that month.

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Pending Investments: Optional investments, pending investment pursuant to the Plan, will be credited to your Account and held in a trust account which will be separate from any of our other funds or monies. Any such investments that are not invested in our common stock within 30 days of receipt will be promptly returned to you.

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Optional Investments Over Maximum Monthly Amount: Optional investments in excess of $100,000 per month (including any initial investments in excess of $100,000) may be made only with our approval by investors that submit Requests for Waiver in accordance with the procedure described in a document to be delivered to such investors, called “Duke Energy Corporation InvestorDirect Choice Plan—Optional Investments Over Maximum Monthly Amount,” a copy of which is filed as Exhibit 99 to the registration statement of which this prospectus forms a part. That exhibit is incorporated by reference into this prospectus and is available upon request to our Investor Relations Department.

PURCHASE OF SHARES

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Source of Shares: Shares of our common stock needed to meet the requirements of the Plan will be either newly issued shares purchased directly from us or shares purchased in the open market by an Independent Agent. We will not change our determination regarding the source of shares more than once in any 3-month period.

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Pricing of Newly Issued Shares: The price of each newly issued share purchased directly from us for dividend reinvestments or for optional investments not exceeding $100,000 per month will be the average of the high and low sale prices of our common stock reported on the New York Stock Exchange Composite Tape for the trading date preceding the Investment Date. In the event no trading is reported for that trading day, we may determine the purchase price on the basis of market quotations as we deem appropriate.

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Pricing of Shares Purchased in the Open Market: The price of any shares of our common stock purchased in the open market to satisfy Plan requirements will be the weighted average price per share of the aggregate number of shares purchased for the relevant Investment Date. The number of shares (including any fraction of a share, rounded to four decimal places) of our common stock purchased in the open market that is credited to your Account for a particular Investment Date will be determined by dividing the total amount of cash dividends, optional investments and/or initial investments to be invested for you on that Investment Date by the relevant purchase price per share. We will pay any brokerage fees that the Plan incurs for open market purchases. The Independent Agent may commingle your funds with those of other participants in the Plan for the purpose of executing purchase and sale transactions.

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Timing of Purchases: Purchases in the open market may begin on the relevant Investment Date and will be completed no more than 15 days after that Investment Date. For dividends being reinvested, purchases may begin immediately after the dividend payment date. Funds not invested in our common stock within 30 days of receipt will be promptly returned to you. With regard to open market purchases of shares of our common stock by an Independent Agent, neither we, the Administrator, nor any participant in the Plan will have any authority or power to:

—	direct the time or price at which shares may be purchased;

—	designate the markets on which shares are to be purchased; or

—	select the broker or dealer (other than the Independent Agent) through which purchases may be made.

Therefore, you will not be able to precisely time your purchases through the Plan, and will bear the market risk associated with fluctuations in the price of our common stock.

SALE OF SHARES

You may request, at any time, that all or a portion of the shares of our common stock credited to your Account be sold by delivering written instructions to the Administrator or by completing a sale request through DUK-Online. Written instructions may be sent either by mail or telecopier (fax) and must be signed by all registered holders of those shares. The Administrator will forward the instructions to the Independent Agent, who will sell the shares as promptly as practicable. The Independent Agent cannot, however, sell any certificated shares owned by a participant in the Plan unless the certificates are first deposited into the Plan using the safekeeping feature.

The Administrator reserves the right to close your Account if the share balance in the Account is less than one whole share. If the Administrator exercises this right, you will receive a check for the value of any fractional share less applicable brokerage commissions and any required tax withholdings or transfer taxes.

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Timing of Sales: The Independent Agent will generally make sales of Plan shares at least weekly, or more frequently if volume dictates. With regard to those sales, neither we, the Administrator, nor any participant in the Plan will have any authority or power to:

—	direct the time or price at which shares may be sold;

—	designate the markets on which shares are to be sold; or

—	select the broker or dealer (other than the Independent Agent) through which sales may be made.

Therefore, you will not be able to precisely time your sales through the Plan and will bear the market risk associated with fluctuations in the price of our common stock. You may also choose to sell your shares by contacting a stockbroker of your choice.

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Pricing of Shares Sold: The sale price of any shares sold will be the weighted average price of all shares sold for participants in the Plan during the period in which the Independent Agent is provided with Plan shares for that sale. You will receive the proceeds of the sale, less a nominal brokerage fee (currently $0.05 per share) and any required tax withholdings or transfer taxes.

SAFEKEEPING OF CERTIFICATES

You may deposit any shares of our common stock that you hold in certificate form into the Plan for safekeeping by delivering those stock certificates, unendorsed, to the Administrator and requesting that the shares be credited to your Account. You may do this at the time of enrollment by delivering the certificates along with a completed Enrollment Form or at any later time. Also, shares issued in direct registration are eligible for safekeeping in the Plan by delivering written instructions to the Administrator. The safekeeping feature is offered at no charge to you and eliminates the risk associated with the loss of stock certificates.

The shares of our common stock that you deposit will be credited to your Account and will be treated in the same manner as shares of our common stock purchased under the Plan and credited to your Account. Cash dividends paid on shares of our common stock that are deposited into the Plan for safekeeping will be reinvested in shares of our common stock or paid to you in accordance with your percentage reinvestment election as designated on your Enrollment Form.

GIFTS OR TRANSFERS OF SHARES

You may give or transfer shares of our common stock to anyone you choose by:

—

making an initial investment to establish an Account in the recipient’s name. Simply complete and submit an application to the Administrator in the recipient’s name together with the required initial investment of at least $250 but not more than $100,000; or

—	making an optional investment in an amount of at least $50 but not more than $100,000, on behalf of an existing participant; or

—	transferring shares from your Account to another person as described below.

You may transfer ownership of all or part of your Plan shares by delivering a written request to the Administrator with instructions for the change in ownership. Requests for Account transfers are subject to the same requirements as requests for the transfer of securities, including the requirement that the Administrator receive a properly executed and signed stock power with signatures guaranteed by a financial institution participating in the Medallion Signature Guarantee program. Most banks and brokers participate in the Medallion Signature Guarantee program.

The Administrator will continue to hold shares transferred under the Plan. The Administrator will open an Account in the name of the transferee, if the transferee is not already a participant, and the transferee will automatically be enrolled in the Plan. If no election is made with regard to the reinvestment of cash dividends on the transferred shares (minimum of

10%) at the time of transfer, all cash dividends will be reinvested on behalf of the transferee. The transferee will receive an Enrollment Form and a copy of this prospectus, and a statement will be sent to the transferee showing the transfer of shares into his or her Account.

The transfer will be made as soon as practicable after the Administrator receives the required documentation. Requests for transfer of the entire Account balance received after a dividend record date but before the related dividend payment date will be held until the dividend has been paid, reinvested in our common stock and applied to your Account.

Shares of our common stock credited to your Account may not be pledged or assigned. If you wish to pledge or assign your shares, you must withdraw those shares from your Account.

DIRECT REGISTRATION

You may request the Plan Administrator hold your common shares in a book entry position, through direct registration. This is an electronic form of share ownership. If you hold shares in a brokerage, bank or other intermediary account and instruct your broker, bank or other intermediary account to register the shares in your name, the shares will be received by the Plan Administrator and held in direct registration, until otherwise directed by you.

You may convert at any time, free of charge, to direct registration form for all or a part of the whole Plan shares of our common stock credited to your Account upon written request to the Administrator. The reverse side of the statement top may be used for this purpose. The conversion of Plan shares to direct registration form will not change your reinvestment instructions unless you direct otherwise. Any remaining whole or fractions of shares of our common stock will continue to be credited to your Account. No fractional shares of our common stock will be issued in direct registration form under any circumstances.

Shares in direct registration form will be issued in the name(s) in which the Account is registered unless you instruct otherwise. If the shares are to be issued in a name other than your Account registration, the signature on the instructions or stock power must be guaranteed by a financial institution participating in the Medallion Signature Guarantee program. Most banks and brokers participate in the Medallion Signature Guarantee program.

ISSUANCE OF CERTIFICATES

You may obtain at any time, free of charge, a certificate for all or a part of the whole shares of our common stock credited to your Account upon written request to the Administrator. The reverse side of the statement top may be used for this purpose. Those certificate(s) will be mailed by first class mail, within two business days of the Administrator’s receipt of the written request, to your address of record. The issuance of Plan shares in certificate form will not change your reinvestment instructions unless you direct otherwise. Any remaining whole or fractions of shares of our common stock will continue to be credited to your Account. Certificates for fractions of shares of our common stock will not be issued under any circumstances.

Certificates will be issued in the name or names in which the Account is registered unless you instruct otherwise. If the certificate is issued in a name other than your Account registration, the signature on the instructions or stock power must be guaranteed by a financial institution participating in the Medallion Signature Guarantee program. Most banks and brokers participate in the Medallion Signature Guarantee program.

STATEMENTS OF ACCOUNT

You will receive a statement of account in months in which you make an optional investment, reinvest cash dividends or deposit, transfer or withdraw shares under the Plan. The Administrator will also send a statement promptly after the sale of shares under the Plan. In addition, you will receive an annual statement showing all transactions for your Account during the current calendar year. If you participate in the Plan through a broker, bank or other intermediary account, you should contact that party regarding your statement.

Please notify Duke Energy Investor Relations promptly of any change in your address. The Administrator will mail all notices, statements and reports to your address of record. You should retain the statements that you receive in order to establish the cost basis of shares purchased under the Plan for tax and other purposes.

TERMINATION OF PARTICIPATION

You may terminate your participation in the Plan at any time by delivering written instructions to the Administrator, either by mail or telecopier (fax), signed by all registered holders listed on the Account. You may also submit a termination request online by selling all shares through DUK-Online. Upon termination, you must elect either to receive a certificate or direct registration shares for the number of whole shares held in your Account and a check for the value of any fractional share, or to have all the shares in your Account sold for you as described under the section entitled Sale of Shares in this prospectus.

The Administrator will send your stock certificates, statement and/or proceeds to you as soon as practicable. If the Administrator receives a notice of termination after a dividend record date but before the related dividend payment date, a separate dividend check will be mailed to you on the dividend payment date. Thereafter, cash dividends on any remaining shares of our common stock that you hold will be paid to you and will not be reinvested.

OTHER INFORMATION

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Stock Dividend/Stock Split: Any stock dividends or split shares that we distribute on shares credited to your Account will be added to your Account. Stock dividends or split shares that we distribute on shares registered in your name outside of the Plan will be distributed directly to you in the same manner as to holders of shares of our common stock who are not participating in the Plan.

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Rights Offering: Your entitlement under the Plan in a regular rights offering will be based upon your total holdings of our common stock in the Plan. We will issue rights certificates only for the number of whole shares credited to your Account. Rights based on a fraction of a share held in your Account will be sold for the Account and the net proceeds will be invested in our common stock and added to your Account by the end of the following month.

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Voting of Proxies: You will have the exclusive right to exercise all voting rights with respect to shares of our common stock credited to your Account. You will receive proxy materials from us for each shareholder meeting, including a proxy statement and a form of proxy covering all shares credited to your Account and all shares of stock registered in your name outside of the Plan as of the record date for the shareholder meeting. You are encouraged to enroll for electronic delivery of proxy materials by going to www.icsdelivery.com/duk and following the instructions.

—	Shareholder Communications: In addition to proxy materials, participants in the Plan will have the right to receive all communications sent to holders of our common stock generally.

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Responsibility of the Administrator, the Independent Agent and us: Neither the Administrator (including us acting as such) nor the Independent Agent will be liable for any act done in good faith or for the good faith omission to act in connection with the Plan, including any claim of liability arising out of failure to terminate your Account upon your death prior to receipt of written notice of your death, or with respect to the prices at which shares of our common stock are purchased or sold for your Account and the times when those purchases and sales are made.

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Plan Modification or Termination: We reserve the right to suspend, modify or terminate the Plan at any time without the approval of participants in the Plan. We will send notice of any suspension, termination or significant modification of the Plan to all participants, who will in all events have the right to withdraw from participation.

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Multiple Accounts: We reserve the right to aggregate all optional investments for participants with more than one Account using the same name, address or social security or taxpayer identification number. Also for the purpose of such limitations, all participants’ Accounts that we believe to be under common control or management or to have common ultimate beneficial ownership may be aggregated. In the event that we exercise our right to aggregate investments and the result would be an investment in excess of $100,000 per month, we will return, without interest, as promptly as practicable, any amount in excess of $100,000.

—	Transfer Agent and Registrar: We act as our own transfer agent and registrar for our common stock.

We cannot assure you of a profit or protect you against a loss on the shares of our common stock that you purchase or sell under the Plan.

The payment of dividends is at the discretion of our Board of Directors and will depend upon future earnings, our financial condition and other factors. There can be no assurance as to the declaration or payment of any dividend. Nothing in the Plan obligates us to declare or pay any dividend on our common stock.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain U.S. federal income tax consequences regarding the Plan. This summary is based on current law and may be affected by future legislation, Internal Revenue Service rulings and other administrative pronouncements, income tax regulations and court decisions. This discussion does not purport to deal with all aspects of taxation that may be relevant to you in light of your circumstances, or if you are a type of investor who is subject to special treatment under U.S. federal income tax law (including, without limitation, insurance companies, partnerships, tax-exempt organizations, financial institutions, broker dealers, foreign corporations and persons who are not citizens or residents of the United States). YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES (INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES) OF PARTICIPATING IN THE PLAN, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

In general, the amount of cash dividends paid by Duke Energy will be includable in your income even though reinvested under the Plan. When your dividends are reinvested to acquire shares (including any fractional share) directly from us, you will be treated as having received on the dividend payment date a taxable dividend in an amount equal to the fair market value of our common stock purchased for your account under the Plan. When your dividends are reinvested to acquire shares (including any fractional share) purchased in market transactions, you will be treated as having received a taxable dividend equal to the amount of cash dividends used to make those purchases.

If you make optional investments that are subject to a waiver discount, you may be treated as having received an additional dividend distribution equal to the excess, if any, of the fair market value of the shares acquired on the Investment Date over the amount of your optional investment. The Internal Revenue Service has issued private letter rulings on plans similar to the Plan which ruled that shareholders making optional investments will not be treated as having received such dividend income if the shareholders are not also participants in the dividend reinvestment aspect of the plan. Private letter rulings are not precedent and may not be relied upon by persons other than the taxpayers to which they are issued.

We will report to you for tax purposes the dividends to be credited to your account. Such information will also be furnished to the Internal Revenue Service to the extent required by law.

The tax basis of shares acquired through the reinvestment of dividends pursuant to the Plan will generally equal the amount of distributions you are treated as receiving, as described above. The tax basis of shares purchased with optional investments will be equal to the amount of those investments increased by the amount of any additional dividend that you are treated as having received as a result of a waiver discount. The tax basis of shares purchased in the open market to satisfy Plan requirements will be increased by the amount of any brokerage fees incurred by the Plan on your behalf. The tax basis of shares acquired through the Plan after January 1, 2012 will be reported by the Plan Administrator in accordance with U. S. Treasury Department regulations. The Internal Revenue Service recognizes a variety of tax lot selection methods. The Administrator will report tax basis using the first in-first out (FIFO) method unless otherwise elected by the shareholder pursuant to U.S. Treasury regulations. Your December Plan statement will disclose all Plan activities for the year and may be useful when calculating your tax basis. The holding period for shares acquired under the Plan (including any fractional share) generally will begin on the date after the date on which the shares are purchased and credited to your Plan account, regardless of the source of purchase. Consequently, shares of our common stock acquired at different times will have different holding periods.

You will not realize any taxable income when you receive certificates for whole shares credited to your Account under the Plan. Upon the sale of either a portion or all of your shares from the Plan, you may recognize a capital gain or loss based on the difference between the sales proceeds and the tax basis in the shares sold, including any fractional share. Such capital gain or loss will be long-term capital gain or loss if your holding period for your shares or fractional share exceeded the Internal Revenue Code’s applicable period (currently one year) at the time of disposition.

If you are subject to withholding taxes, we will withhold the required taxes from the gross dividends and from the proceeds from the sale of shares. The dividends and proceeds received by you, or dividends reinvested on your behalf, will be net of the required taxes.

INTERPRETATION OF THE PLAN

Our officers are authorized to take any actions that are consistent with the Plan’s terms and conditions. We reserve the right to interpret and regulate the Plan as we deem necessary or desirable in connection with the Plan’s operations.

PLAN OF DISTRIBUTION

Subject to the availability of shares of our common stock registered for issuance under the Plan, there is no maximum number of shares that can be issued pursuant to the reinvestment of dividends. From time to time, financial intermediaries, including brokers and dealers, and other persons may engage in positioning transactions in order to benefit from the waiver discounts applicable to optional investments over $100,000 per month made pursuant to Requests for Waiver under the Plan. Those transactions may cause fluctuations in the trading volume of our common stock. Financial intermediaries and such other persons who engage in positioning transactions may be deemed to be underwriters. We have no arrangements or understandings, formal or informal, with any person relating to the sale of shares of our common stock to be received under the Plan. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons in order to eliminate practices which are inconsistent with the purpose of the Plan.

We will pay any and all brokerage commissions and related expenses incurred in connection with purchases of our common stock under the Plan. Upon withdrawal by a participant from the Plan by the sale of shares of our common stock held under the Plan, the participant will receive the proceeds of that sale less a nominal brokerage commission and any required tax withholdings or transfer taxes.

Our common stock may not be available under the Plan in all states. We are not making an offer to sell our common stock in any state where the offer or sale is not permitted.

EXPERTS

The consolidated financial statements and the related financial statement schedules, incorporated in this prospectus by reference from Duke Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011, and the effectiveness of Duke Energy Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements, and the related consolidated financial statement schedule, of Progress Energy, Inc. and its subsidiaries (“Progress Energy”) included in Duke Energy Corporation’s Current Report on Form 8-K dated March 2, 2012, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report therein, which is incorporated herein by reference. Such consolidated financial statements and consolidated financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CERTAIN LEGAL MATTERS

The validity of the common stock offered by this prospectus has been passed upon for us by Robert T. Lucas III, Esq., who is our Deputy General Counsel.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file annual, quarterly and current reports and other information with the Securities and Exchange Commission, or the SEC. Such reports and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington, D.C. address. Please call the SEC at 1-800-SEC-0330 for further information. Our filings with the SEC, as well as additional information about us are also available to the public through our website at http://www.duke-energy.com and are made available as soon as reasonably practicable after such material is filed with or furnished to the SEC. The information on our website is not a part of this prospectus. Our filings are also available to the public through the SEC website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the section captioned “Risk Factors” in the Annual Report on Form 10-K of Progress Energy, Inc. for the year ended December 31, 2011, the documents listed below, and any future documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of Common Stock under this prospectus is completed.

—	Annual Report on Form 10-K for the year ended December 31, 2011;

—	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012; and

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Current reports on Form 8-K filed January 9, 2012; January 17, 2012; January 18, 2012; February 16, 2012; February 22, 2012; February 24, 2012; March 2, 2012; March 26, 2012; April 9, 2012; April 13, 2012; April 30, 2012; May 4, 2012; May 8, 2012; May 9, 2012; May 11, 2012; May 18, 2012; May 21, 2012; June 4, 2012; June 11, 2012; June 25, 2012; June 29, 2012; and July 3, 2012.

We will provide you without charge a copy of these filings, other than any exhibits unless the exhibits are specifically incorporated by reference in this prospectus. You may request a copy by writing us at the following address or telephoning one of the following numbers:

Investor Relations Department

P.O. Box 1005

Charlotte, North Carolina 28201

(704) 382-3853 or (800) 488-3853 (toll-free)

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell our common stock in any state where the offer or sale is not permitted. You should assume that the information contained in the prospectus is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

DUKE ENERGY CORPORATION COMMON STOCK (par value $0.001 per share) PROSPECTUS July 3, 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.	Exhibits.

The exhibits to this registration statement are listed in the exhibit index, which appears elsewhere herein and is incorporated by reference.

II-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Duke Energy Corporation has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on July 3, 2012.

DUKE ENERGY CORPORATION (Registrant)

By:	/s/ JAMES E. ROGERS
	Name:	James E. Rogers
	Title:	Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ JAMES E. ROGERS James E. Rogers	Chairman, President and Chief Executive Officer (Principal Executive Officer)	July 3, 2012

LYNN J. GOOD* Lynn J. Good	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	July 3, 2012

STEVEN K. YOUNG* Steven K. Young	Chief Accounting Officer and Controller (Principal Accounting Officer)	July 3, 2012

A majority of the Directors:
WILLIAM BARNET, III*	Director	July 3, 2012
G. ALEX BERNHARDT SR.*	Director	July 3, 2012
MICHAEL G. BROWNING*	Director	July 3, 2012
DANIEL R. DIMICCO*	Director	July 3, 2011
JOHN H. FORSGREN*	Director	July 3, 2012
ANN MAYNARD GRAY*	Director	July 3, 2012
JAMES H. HANCE, JR.*	Director	July 3, 2012
E. JAMES REINSCH*	Director	July 3, 2012
JAMES T. RHODES*	Director	July 3, 2012
PHILIP R. SHARP*	Director	July 3, 2012

* The undersigned, by signing his name hereto, does hereby sign this document on behalf of the registrant and on behalf of each of the above-named persons indicated above by asterisks, pursuant to a power of attorney duly executed by the registrant and such persons, filed with the Securities and Exchange Commission as an exhibit hereto.

By:	/s/ DAVID S. MALTZ
Attorney-in-Fact July 3, 2012

II-2

INDEX TO EXHIBITS

Exhibit No.	Exhibit

5*	Opinion of Robert T. Lucas III, Esq.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm for Duke Energy Corporation

23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm for Progress Energy, Inc.

24.1*	Power of Attorney of certain officers and directors of Duke Energy Corporation

24.2*	Resolution of Duke Energy Corporation regarding Power of Attorney

*	Previously filed and incorporated herein by reference thereto.